Exhibit 99.1

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Jeffrey A Schreiner
jschreiner@ezchip.com
Tel: (US) 1 408 520 3676

EZCHIP ANNOUNCES RECORD THIRD QUARTER 2015 RESULTS

Fourth quarter revenues expected to decline due to temporary inventory adjustments across several key customers

Yokneam, Israel, November 5, 2015 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced its results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights:

•	Third quarter revenues of $30.7 million

•	Gross margin reached 75.2% on a non-GAAP basis

•	Gross margin reached 74.1% on a GAAP basis

•	Net income was $11.5 million on a non-GAAP basis

•	Net income was $5.2 million on a GAAP basis

•	Operating cash flow of $12.2 million

•	Net cash at end of quarter was $200.4 million

Third Quarter 2015 Results

Total revenues in the third quarter of 2015 were $30.7 million, an increase of 60% compared to $19.2 million in the third quarter of 2014, and an increase of 9% compared to $28.3 million in the second quarter of 2015.

Net income, on a GAAP basis, for the third quarter of 2015 was $5.2 million, or $0.17 per share (diluted), compared to net income of $4.2 million, or $0.14 per share (diluted), in the third quarter of 2014, and net income of $5.4 million, or $0.18 per share (diluted), in the second quarter of 2015.

Net income, on a non-GAAP basis, for the third quarter of 2015 was $11.5 million, or $0.36 per share (diluted), compared to non-GAAP net income of $8.5 million, or $0.28 per share (diluted), in the third quarter of 2014, and non-GAAP net income of $10.9 million, or $0.34 per share (diluted), in the second quarter of 2015.

Cash, cash equivalents, marketable securities and deposits as of Septemnber 30, 2015, totaled $200.4 million, compared to $189.0 million as of June 30, 2015. Cash generated from operations was $12.2 million, cash used in investing activities was $1.3 million, cash generated from financing activities was $0.6 million (resulting from the exercise of options), and a decrease of $0.1 million resulted from cash adjustment of marketable securities, net.

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Nine Months 2015 Results

Total revenues for the nine months ended September 30, 2015 were $85.9 million, a year-over-year increase of 39% compared to $61.6 million for the nine months ended September 30, 2014. Net income on a GAAP basis for the nine months ended September 30, 2015 was $2.4 million, which includes a one-time charge due to early repayment of $9.6 million to the Israeli Office of Chief Scientist (OCS), or $0.08 per share (diluted), compared to net income of $16.5 million, or $0.56 per share (diluted), for the nine months ended September 30, 2014. Net income on a non-GAAP basis for the nine months ended September 30, 2015 was $29.9 million or $0.94 per share (diluted), compared with non-GAAP net income of $29.6 million, or $0.96 per share (diluted), for the nine months ended September 30, 2014.

Fourth Quarter 2015 Outlook

With respect to guidance for the fourth quarter of 2015, the Company expects revenues to be approximately $25 million due to near-term inventory adjustments across several key customers that are serving the carrier networking space. The Company believes that this slowdown does not reflect the long-term outlook for the Company’s performance nor the underlying business.

Eli Fruchter, CEO of EZchip, commented,

“We are pleased with our third quarter results, which reflected an increase in revenues and net income both sequentially and year over year. Heading into the fourth quarter, we expect a near-term slow-down in revenue.  We believe it is important that shareholders have the most updated outlook when making significant decisions about the future of their investment in EZchip.”

Commenting on the pending transaction with Mellanox, Mr. Fruchter continued,

“As EZchip’s founder and largest individual shareholder, I, together with the entire EZchip Board, urge shareholders to vote FOR the transaction with Mellanox at the upcoming Annual General Meeting.

“The fully financed, all-cash, $25.50 per share offer from Mellanox provides EZchip shareholders with immediate and certain cash value. This is in contrast to the headwinds a standalone EZchip could face as we continue to witness further industry consolidation and the moves of major customers toward in-house production for NPS-400 functionality. The EZchip Board has carefully managed the Company’s sale process to secure what it believes is in the best interests of EZchip’s shareholders. We remain confident that this transaction is in the best interest of our shareholders, as well as our customers, our employees and our Company.”

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, acquisition related costs, amortization of purchased intangible assets and one-time charge due to early repayment of OCS grants. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd. These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge. There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC). For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

-- tables to follow --

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014

Revenues	$30,694	$28,265	$19,241	$85,864	$61,631
Cost of revenues	7,941	6,911	3,367	22,924	11,455
Repayment of OCS grants*	--	--	--	9,636	--
Gross profit	22,753	21,354	15,874	53,304	50,176

Operating expenses:
Research and development, net	11,478	10,458	7,953	33,619	22,449
Selling, general and administrative	6,373	5,964	4,060	18,408	12,310
Total operating expenses	17,851	16,422	12,013	52,027	34,759

Operating income	4,902	4,932	3,861	1,277	15,417
Financial income, net	363	487	338	1,141	1,082
Income before income taxes	5,265	5,419	4,199	2,418	16,499
Income taxes	(31)	--	--	(31)	--
Net income	$5,234	$5,419	$4,199	$2,387	$16,499

Net income per share:
Basic	$0.18	$0.18	$0.14	$0.08	$0.57
Diluted	$0.17	$0.18	$0.14	$0.08	$0.56
Weighted average shares used in per share calculation:
Basic	29,833,740	29,980,199	29,297,876	29,896,108	29,145,777
Diluted	30,133,445	30,095,969	29,657,471	30,253,706	29,620,204

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014

GAAP gross profit	$22,753	$21,354	$15,874	$53,304	$50,176
Stock-based compensation	102	102	75	307	225
Amortization of purchased intangible assets	233	233	--	1,439	--
Repayment of OCS grants*	--	--	--	9,636	--
Non-GAAP gross profit	$23,088	$21,689	$15,949	$64,686	$50,401

GAAP gross profit as percentage of revenues	74.1%	75.5%	82.5%	62.1%	81.4%
Non-GAAP gross profit as percentage of revenues	75.2%	76.7%	82.9%	75.3%	81.8%

GAAP operating expenses	$17,851	$16,422	$12,013	$52,027	$34,759
Stock-based compensation:
Research and development	(2,964)	(2,996)	(2,360)	(8,894)	(7,048)
Selling, general and administrative	(1,670)	(1,787)	(1,590)	(5,222)	(4,826)
Acquisition related costs
Selling, general and administrative	(899)	--	(320)	(899)	(980)
Amortization of purchased intangible assets - Selling, general and administrative	(347)	(347)	--	(1,041)	--
Non-GAAP operating expenses	$11,971	$11,292	$7,743	$35,971	$21,905

GAAP operating income	$4,902	$4,932	$3,861	$1,277	$15,417

Non-GAAP operating income	$11,117	$10,397	$8,206	$28,715	$28,496

GAAP net income	$5,234	$5,419	$4,199	$2,387	$16,499
Stock-based compensation	4,736	4,885	4,025	14,423	12,099
Acquisition related costs	899	--	320	899	980
Amortization of purchased intangible assets	580	580	--	2,480	--
Income taxes	31	--	--	31	--
Repayment of OCS grants*	--	--	--	9,636	--
Non-GAAP net income	$11,480	$10,884	$8,544	$29,856	$29,578

Non-GAAP net income per share - Diluted	$0.36	$0.34	$0.28	$0.94	$0.96
Non-GAAP weighted average shares - Diluted**	31,616,888	31,811,176	30,784,673	31,657,220	30,678,851

*
During February 2015 the Company made a one-time early payment of $9.6 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-5 grants received. Upon making this payment, the Company eliminated all future royalty obligations related to its anticipated NP-5 revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP statements of operations as it represents future royalty obligations.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$200,381	$185,757
Trade receivables, net	13,513	10,865
Other receivables	3,106	4,735
Inventories	5,941	6,459
Total current assets	222,941	207,816

NON CURRENT ASSETS:
Severance pay fund	7,346	7,091
Long term investment and others	1,013	348
Total non current assets	8,359	7,439

PROPERTY AND EQUIPMENT, NET	2,857	3,601

INTANGIBLE ASSETS, NET	16,142	17,312

GOODWILL	127,706	127,355

TOTAL ASSETS	$378,005	$363,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$2,970	$2,664
Other payables and accrued expenses	13,752	13,726
Total current liabilities	16,722	16,390

ACCRUED SEVERANCE PAY	8,155	7,815

SHAREHOLDERS’ EQUITY:
Share capital	170	169
Additional paid-in capital	364,794	349,050
Treasury shares at cost	(4,748)	--
Accumulated other comprehensive loss	(305)	(731)
Accumulated deficit	(6,783)	(9,170)
Total shareholders’ equity	353,128	339,318

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$378,005	$363,523

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014
Cash flows from operating activities:
Net income	$5,234	$5,419	$4,199	$2,387	$16,499
Adjustments to reconcile net income to net cash provided by operating activities:
Repayment of OCS grants*	--	--	--	9,636	--
Depreciation and amortization	1,364	1,372	175	4,519	509
Decrease (increase) in trade and other receivables, net	(1,900)	2,351	5,315	(654)	3,747
Decrease (increase) in inventory	1,279	(1,640)	1,645	518	1,640
Increase (decrease) in trade payables and other accrued liabilities, net	1,457	(2,024)	(1,233)	(596)	(1,663)
Stock-based compensation	4,736	4,885	4,025	14,423	12,099

Net cash provided by operating activities	12,170	10,363	14,126	30,233	32,831

Cash flows from investing activities:
Purchase of property and equipment	(282)	(240)	(318)	(605)	(538)
Purchase of technology	(250)	(250)	--	(500)	(2,415)
Long term investment and others	(740)	(351)	(10,000)	(1,091)	(10,000)
Net cash used in investing activities	(1,272)	(841)	(10,318)	(2,196)	(12,953)

Cash flows from financing activities:
Proceeds from exercise of options	646	359	498	1,322	902
Purchase of treasury shares	--	(4,748)	--	(4,748)	--
Net cash provided by (used in) financing activities	646	(4,389)	498	(3,426)	902

Repayment of OCS grants*	--	--	--	(9,636)	--
Cash adjustment of marketable securities, net**	(143)	(274)	(85)	(351)	(205)

Increase in cash, cash equivalents, marketable securities and deposits	11,401	4,859	4,221	14,624	20,575

Cash, cash equivalents, marketable securities and deposits at the beginning of the period	188,980	184,121	219,219	185,757	202,865

Cash, cash equivalents, marketable securities and deposits at the end of the period	$200,381	$188,980	$223,440	$200,381	$223,440

*
During February 2015 the Company made a one-time early payment of $9.6 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-5 grants received. Upon making this payment, the Company eliminated all future royalty obligations related to its anticipated NP-5 revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP operating cash flow as it represents future royalty obligations.

**	Including unrealized loss on marketable securities, accumulated interest accretion and amortization of discount and premium on marketable securities.